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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*


                          RENT-A-WRECK OF AMERICA, INC.
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                   760098-10-3
                                 --------------
                                 (CUSIP Number)


                  WILLIAM L. RICHTER, RICHTER INVESTMENT CORP.
      450 PARK AVENUE, 28TH FLOOR, NEW YORK, NEW YORK 10022; (212) 421-6300
      ---------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               September 21, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A
---------------------                                          -----------------
CUSIP NO. 760098-10-3                                          Page 2 of 8 Pages
---------------------                                          -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    WILLIAM L. RICHTER -- ###-##-####
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     2,041,506 (including shares shown on page 3 hereof)
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     1,200
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       1,720,256 (including shares shown on page 3 hereof)
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     1,200
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,042,706
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    36.5%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                 SCHEDULE 13D/A
---------------------                                          -----------------
CUSIP NO. 760098-10-3                                          Page 3 of 8 Pages
---------------------                                          -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    RICHTER INVESTMENT CORP.
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Delaware
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     1,667,975
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       1,346,725
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER

                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,667,975
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    29.8%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
    --------------------------------------------------------------------------

                                 SCHEDULE 13D/A
---------------------                                          -----------------
CUSIP NO. 760098-10-3                                          Page 4 of 8 Pages
---------------------                                          -----------------

ITEM 1. SECURITY AND COMPANY.

        This Statement relates to Common Stock, par value $.01 per share (the "Common Stock"), of Rent-A-Wreck of America, Inc. (the "Company" or the "Issuer"). The principal executive offices of the Company are located at 10324 South Dolfield Road, Owings Mills, Maryland 21117.

ITEM 2. IDENTITY AND BACKGROUND.

        This Statement is being filed by:

        (a) William  L.  Richter  and  Richter   Investment  Corp.,  a  Delaware
            corporation ("RIC") (collectively, the "Reporting Persons").

        (b) Principal business and office addresses for Reporting Persons:

                      Richter Investment Corp.
                      450 Park Avenue, 28th Floor
                      New York, New York  10022.

        (c) William L. Richter is President of RIC. Mr. Richter is a director and Vice Chairman of the Company. He is a director and Co-Chairman of Avesis Incorporated, which markets and administers discount benefit programs. Mr. Richter is Senior Managing Director of Cerberus Capital Management, L.P., which manages a group of private investment funds and related entities. The names, residence or business addresses and present principal occupation or employment of the executive officers and directors of Richter Investment Corp. are set forth in Appendix 1 hereto and incorporated herein by this reference.

        (d) To the best of the Reporting Persons' knowledge, during the last five years, none of the persons named in this Item 2 or in Appendix 1 hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) To the best of the Reporting Persons' knowledge, during the last five years, none of the persons named in this Item 2 or in Appendix 1 hereto has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) All individuals named in this Item 2 or in Appendix 1 hereto are citizens of the United States.

                                 SCHEDULE 13D/A
---------------------                                          -----------------
CUSIP NO. 760098-10-3                                          Page 5 of 8 Pages
---------------------                                          -----------------

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        This Statement is being filed to reflect changes in beneficial ownership and voting power of the Reporting Persons that have occurred as a result of the Company's September 21, 2000 repurchase of stock options from Mr. Ken Blum, Jr. and Ms. Robin Cohn funded from the Company's working capital. Consequently, the changes in beneficial ownership and voting power reported in this Statement are not the result of any expenditures of funds by the Reporting Persons, but rather resulted from the Company's repurchasing stock options for the Company's Common Stock from other shareholders.

ITEM 4. PURPOSE OF TRANSACTION.

        The changes in percentage share ownership amounts reported herein were not the result of actions on the part of the Reporting Persons, but rather resulted from the Company's repurchasing stock options and warrants for the purchase of Common Stock from Mr. Ken Blum, Jr. and Ms. Robin Cohn. Specifically, on September 21, 2000, the Company repurchased from Mr. Blum 449,449 stock options, and from Ms. Cohn, 508,272 stock options. In addition, on the same date, Mr. Blum exercised 288,051 common stock options, and Ms. Cohn exercised 329,228 common stock options. As a result of these transactions, undiluted shares of the Company's Common Stock outstanding increased from 3,878,217 to 4,495,496 shares. Fully diluted shares of the Company's Common Stock, which include 1,105,000 shares of Series A Convertible Preferred Stock ("Preferred Stock") outstanding, decreased from 6,558,217 shares to 5,600,496 shares on account of these transactions. Percentage share amounts for Common Stock of the Company in this Statement are based on 5,600,496 fully diluted shares of the Company's Common Stock as of the date of this Statement.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

        (a) The aggregate number and percentage of Common Stock beneficially owned by William L. Richter are 2,042,706 (including the securities referred to in the next paragraph) and 36.5%, respectively. RIC is the beneficial owner of 1,667,975 shares of Common Stock or 29.8% (including the securities referred to in the next paragraph).

        The shares held by RIC are shares of Common Stock held directly, and 1,050,000 shares of Preferred Stock deemed beneficially owned by RIC due to proxies held by RIC to vote such shares. Shares of Preferred Stock are convertible on a one-to-one basis into shares of Common Stock. RIC has investment control over 550,000 of the 1,050,000 shares of Preferred Stock over which it holds proxies.

        The shares held by Mr. Richter include the shares held by RIC (due to Mr. Richter's positions as an executive officer and director of such corporation), 373,531 shares of Common Stock held directly or through Mr. Richter's Individual Retirement Account, 178,750 shares of Preferred Stock (which shares are included in the 1,050,000 shares of Preferred Stock over which RIC holds proxies), and 1,200 shares of Common Stock held by Mrs. Richter's IRA.

                                 SCHEDULE 13D/A
---------------------                                          -----------------
CUSIP NO. 760098-10-3                                          Page 6 of 8 Pages
---------------------                                          -----------------

        (b) See Items 7 through 10 on the Cover Pages of this Amendment No. 7 to
Schedule 13D.

        (c) No transactions with respect to the Company's securities and involving the Reporting Persons have taken place during the preceding 60 days.

        (d) Other than the Series A Preferred shares reported herein as owned directly by Reporting Persons, other shareholders have the power to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Series A Preferred shares subject to the proxy held by RIC.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Except as described herein or in Item 6 of the Reporting Persons' Amendment No. 5 to Schedule 13D, filed August 29, 1997 or Item 6 of the Reporting Persons' Amendment No. 6 to Schedule 13D, filed May 11, 1999, which are incorporated herein by this reference, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Company.

        Pursuant to the voting agreement entered into by the investors (other than management or former management of the Company) in connection with the previous capital raising, RIC holds the right to vote such shares of Preferred Stock. The holders of the Preferred Stock, as a class, have the right to elect a maximum of four (4) designees to the Board of Directors of the Company. Such right commenced with the issuance of the Preferred Stock and will terminate at such time that less than $500,000 of Preferred Stock remain outstanding. Currently, the holders of Preferred Stock elect three directors.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        1. Loan Agreement, dated July 31, 1989 between Richter Investment Corp. and Issuer. (1)

        2. Private Placement Agreement, dated July 31, 1989 between Richter & Co., Inc. and Issuer. (1)

        3. Commitment Letter, dated July 31, 1989 between Richter Investment Corp. and Issuer. (1)

        4. Voting Agreement among Richter Investment Corp. and certain holders of the Company's Series A Preferred Stock. (2)

        5.  Certification of Joint Filing pursuant to Rule 13d-1(k).

----------

(1) Incorporated by reference to Exhibits to Reporting Persons' initial Schedule 13D for August 10, 1989.

(2) Incorporated by reference from the Company's Report on Form 10-K for the year ended March 31, 1990.

                                 SCHEDULE 13D/A
---------------------                                          -----------------
CUSIP NO. 760098-10-3                                          Page 7 of 8 Pages
---------------------                                          -----------------

                                    SIGNATURE

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


October 5, 2000                          /s/ William L. Richter
                                         ---------------------------------------
                                         William L. Richter



                                         RICHTER INVESTMENT CORP.


                                         By: /s/ William L. Richter
                                            ------------------------------------
                                            William L. Richter
                                            President

                                 SCHEDULE 13D/A
---------------------                                          -----------------
CUSIP NO. 760098-10-3                                          Page 8 of 8 Pages
---------------------                                          -----------------
                                   Appendix 1

1. RICHTER INVESTMENT CORP.
   DIRECTORS

Richard L. Rubin    36 The Crossing               Professor of Political Science
                    Purchase, New York 10577      and    Public     Policy    at
                                                  Swarthmore College; engaged in
                                                  various investment activities

William L. Richter  450 Park Avenue, 28th Floor   Chairman   and   President  of
                    New York, New York 10022      Richter    Investment   Corp.;
                                                  Co-Chairman      of     Avesis
                                                  Incorporated, Vice-Chairman of
                                                  Rent-A-Wreck of America,  Inc.
                                                  and Senior  Managing  Director
                                                  of      Cerberus       Capital
                                                  Management,  L.P.; Mr. Richter
                                                  exercises  approximately 94.3%
                                                  of  the   voting   control  of
                                                  Richter Investment Corp.

EXECUTIVE OFFICERS

William L. Richter  450 Park Avenue, 28th Floor   President and Secretary
                    New York, New York 10022